UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NEW MOUNTAIN GUARDIAN III BDC, L.L.C.

(Name of Issuer)

Units of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number)

New Mountain Guardian Investments III, L.L.C.

787 Seventh Avenue New York, NY 10019 (212) 720-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) NEW MOUNTAIN GUARDIAN INVESTMENTS III, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,781,892 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,781,892 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,781,892 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 24.2% (See Item 5)

14	Type of Reporting Person OO – LIMITED LIABILITY COMPANY

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) STEVEN B. KLINSKY

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,781,892 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,781,892 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,781,892 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 24.2% (See Item 5)

14	Type of Reporting Person IN

This Amendment No. 1 (“Amendment No. 1”) relates to the units of limited liability company interests (“Units”) of New Mountain Guardian III BDC, L.L.C. (the “Issuer”) originally filed with the Securities and Exchange Commission (“SEC”) on February 12, 2020 (as so amended, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.                                 Identity and Background

This Schedule 13D is being filed by New Mountain Guardian Investments III, L.L.C., a Delaware limited liability company, and Steven B. Klinsky, a citizen of the United States of America (together, the “Reporting Persons”). Each of the Reporting Person’s business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.  Mr. Klinsky is the managing member of New Mountain Guardian Investments III, L.L.C.

New Mountain Guardian Investments III, L.L.C. was formed to seek long-term capital appreciation through direct investments in growth equity transactions, leveraged acquisitions, and management buyouts.  Mr. Klinsky is engaged principally in the business of serving as the managing member of New Mountain Guardian Investments III, L.L.C. as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company, which is principally engaged in managing private equity funds.

During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by the following:

On April 15, 2020, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments III, L.L.C. was obligated to make a capital contribution to purchase 1,593,964 Units at $10 per unit.   The purchase closed on May 5, 2020.  The source of funds for the purchase of such Units was working capital of New Mountain Guardian Investments III, L.L.C.

Item 5.                                 Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)   As of the date hereof, the Reporting Persons may be deemed to beneficially own the 4,781,892 Units held by New Mountain Guardian Investments III, L.L.C., representing 24.2% of the outstanding Units.  The beneficial ownership percentage assumes that there are 19,715,892 Units outstanding.

(b)   The Reporting Persons may be deemed to have shared the power to vote and dispose of the 4,781,892 Units held by New Mountain Guardian Investments III, L.L.C.

(c)   Except as disclosed in this Amendment No. 1, neither of the Reporting Persons has effected any transactions in the Units in the past 60 days.

Item 7.                                 Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit D — Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2020

NEW MOUNTAIN GUARDIAN INVESTMENTS III, L.L.C.

By:	/s/ Karrie J. Jerry
Name:	Karrie J. Jerry
Title:	Attorney-in-Fact

/s/ Steven B. Klinsky
Steven B. Klinsky

Exhibit D

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to units of limited liability company interests of New Mountain Guardian III BDC, L.L.C., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 7, 2020.

NEW MOUNTAIN GUARDIAN INVESTMENTS III, L.L.C.

By:	/s/ Karrie J. Jerry
Name:	Karrie J. Jerry
Title:	Attorney-in-Fact

/s/ Steven B. Klinsky
Steven B. Klinsky